UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

SG BLOCKS, INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

78418A505
(CUSIP Number)

May 31, 2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

	[X]  Rule 13d-1(b)

	[_]  Rule 13d-1(c)

	[_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934
(Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SCHEDULE 13G
CUSIP No.	78418A505

1	Names of Reporting Persons
	GROUP ONE TRADING, LP

2	Check the appropriate box if a member of a Group (see instructions)
	(a)  [  ]
	(b)  [X]

3	Sec Use Only

4	Citizenship or Place of Organization
	CALIFORNIA, USA

Number of Shares Beneficially Owned by Each Reporting Person With:

	5	Sole Voting Power
		1,307,907
	6	Shared Voting Power

	7	Sole Dispositive Power
		1,307,907
	8	Shared Dispositive Power

9	Aggregate Amount Beneficially Owned by Each Reporting Person
	1,307,907

10	Check box if the aggregate amount in row (9)
excludes certain shares (See Instructions)
	[ ]

11	Percent of class represented by amount in row (9)
	10.89%

12	Type of Reporting Person (See Instructions)
	BD


Item 1.

(a)	Name of Issuer:
SG BLOCKS, INC.

(b)	Address of Issuers Principal Executive Offices:
5011 GATE PARKWAY
BUILDING 100, SUITE 100
JACKSONVILLE, FL 32256

Item 2.

(a)	Name of Person Filing:
GROUP ONE TRADING, LP

(b)	Address of Principal Business Office or, if None, Residence:
425 S. FINANCIAL PLACE, SUITE 3400
CHICAGO, IL 60605

(c)	Citizenship:
CALIFORNIA, USA

(d)	Title and Class of Securities:
COMMON STOCK

(e)	CUSIP No.:
78418A505

Item 3. 	If this statement is filed pursuant to 240.13d-1(b)
or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[X]	Broker or dealer registered under Section 15 of the Act;
(b)	[_]	Bank as defined in Section 3(a)(6) of the Act;
(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	[_]	Investment company registered under Section 8 of the
Investment Company Act of 1940;
(e)	[_]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	[_]	An employee benefit plan or endowment fund in
accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	[_]	A parent holding company or control person in
accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	[_]	A savings associations as defined in Section 3(b)
of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[_]	A church plan that is excluded from the definition
of an investment company under section 3(c)(14) of the
Investment Company Act of 1940;
(j)	[_]	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
(k)	[_]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with
Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

(a)	Amount Beneficially Owned:
	1,307,907
 (b)	Percent of Class:
	10.89%
 (c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote:
		1,307,907
	(ii)	Shared power to vote or to direct the vote:
(iii)	Sole power to dispose or to direct the disposition of:
	1,307,907
(iv)	Shared power to dispose or to direct the disposition of:

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as
of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of
securities, check the following [    ].

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.
	NOT APPLICABLE

Item 7.	Identification and classification of the subsidiary
which acquired the security being reported on by the parent holding company or control person.
	NOT APPLICABLE

Item 8.	Identification and classification of members of the group.
	NOT APPLICABLE

Item 9.	Notice of Dissolution of Group.
	NOT APPLICABLE

Item 10.	Certifications.
BY SIGNING BELOW, I CERTIFY THAT, TO THE BEST OF MY KNOWLEDGE AND BELIEF, THE SECURITIES REFERRED TO ABOVE WERE ACQUIRED BY AND ARE HELD IN THE ORDINARY COURSE OF BUSINESS AND WERE NOT ACQUIRED AND ARE NOT HELD FOR THE PURPOSE OF OR WITH THE EFFECT OF CHANGING OR INFLUENCING THE CONTROL OF THE ISSUER OF THE SECURITIES AND WERE NOT ACQUIRED AND ARE NOT HELD
IN CONNECTION WITH OR AS A PARTICIPANT IN ANY TRANSACTION HAVING THAT PURPOSE OR EFFECT.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  06/03/2022

/s/ Kyle Tondo-Kramer
Kyle Tondo-Kramer
Chief Compliance Officer